U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 FORM 10-SB/1-A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       OF
                             SMALL BUSINESS ISSUERS

                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                               MEGA HOLDING CORP.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

            New York                                        13-2793653
---------------------------------                    ------------------------
  (State or other jurisdiction                       (I.R.S. Employer ID No.)
of incorporation or organization)

             278A New Dorp Lane, Staten Island. New York      10306
             -------------------------------------------    ----------
              (Address of principal executive offices)      (Zip Code)

                Issuer's telephone number (718) 667-9117

Securities to be registered under Section 12(b) of the Act: None

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered
-------------------                       ------------------------------
Not applicable                            Not Applicable


Securities to be registered under Section 12(g) of the Act:

Common Stock. $.01 par value
----------------------------
Title or Class

                               MEGA HOLDING CORP.
                                   Form 10SB
                                Table of Contents

                                                                     Page
                                                                     ----
                                     PART I

Item 1. Description of Business                                        2

Item 2. Management's Discussion and Analysis
        of Financial Conditions and Results of Operations              9

Item 3. Description of Property                                       12

Item 4. Security Ownership of Certain Beneficial
        Owners and Management                                         12

Item 5. Directors, Executive Officers, Promoters
        and Control Persons                                           13

Item 6. Executive Compensation                                        14

Item 7. Certain Relationships and Related Transactions                15

Item 8. Description of Securities

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's
        Common Equity and Other Stockholder Matters                   16

Item 2. Legal Proceedings                                             17

Item 3. Changes in and Disagreements with Accountants                 17

Item 4. Recent Sales of Unregistered Securities                       17

Item 5. Indemnification of Directors and Officers                     17

                                    PART F/S

Financial Statements                                                 F-1

                                    PART III

Item 1. Index to Exhibits                                             17

Item 2. Description of Exhibits                                       17

Signature Page                                                        18

Item 1. DESCRIPTION OF BUSINESS

General
-------
The Company has been in the mortgage brokerage business since 1987, has been involved in providing business and financial consulting services since 1970 and retains a royalty interest in a coal mine that it acquired in 1973 and sold in 1980.

Mortgage Brokerage
------------------
     Since 1987, the Company has been licensed by the New York State Banking Department as a mortgage broker, dealing in both residential and commercial mortgages. The Company also conducts commercial mortgage brokerage business throughout the United States on a co-brokerage basis with brokers who are licensed to do business in such states. The Company's fees for its service as a mortgage broker vary with each transaction. The fees are computed as a percentage (point) of the amount of the mortgage. The number of points charged varies with each transaction depending on a variety of factors such as, the applicant's credit, value of the property and term and type of mortgage loan and range from 1% of the principal mortgage amount to 3% of the principal mortgage amount.

     The Company has used a number of banks and other lending institutions to place its mortgages, including Greenpoint Bank, Ford Consumer Finance and Republic National Bank. These mortgages generally carry a fixed rate of interest and are self-amortizing. For the nine months ended May 31, 1997 and the fiscal years ended August 31, 1996 and 1995, the Company earned mortgage revenues of $-0-, $6,909 and $13,938, respectively, all of which were generated from residential mortgages originated in the State of New York. The principal amounts of the mortgages brokered during the foregoing periods were $-0-, $280,000 and $550,000, respectively.

     The Company does not advertise its mortgage brokering services; rather, it receives most of its business from referrals from professionals such as attorneys and accountants.

Business and Financial Consulting Services
------------------------------------------
     The Company provides business and consulting services. Such services include advice on how to structure and conduct private offerings of securities, mergers and acquisitions and other strategic business advisory services. Most of the Company's clients use a combination of these services and the Company receives fees for such services. The Company may refer clients to financial institutions (banking and other lenders and/or investment institutions). Often the Company's fees are taken as stock in the client company or the fees are a combination of cash and stock. In addition, the Company may begin a relationship with a client on an advisory basis and subsequently proceed to provide acquisition or financing services to the client.

     In the process of providing financial consulting activities, the Company typically performs due diligence and assists the client in preparing a business plan, which plan would typically include an analysis of the client's business, its history, the market for its products, the competitive environment in which the client operates and a break down of how funds from a potential private placement of its securities will be used. The Company does not raise funds for clients; however, the Company may refer clients to financial institutions such as banking and other lenders and/or investment institutions.

     Rule 504 Offerings.
     -------------------
     One method of financing recommended by the Company to clients who are seeking to raise up to $1,000,000 is an offering of stock pursuant to the exemption from registration under the Securities Act of 1933 (the "Act") provided by Rule 504 of Regulation D under the Act. Under Rule 504, a company that is not an investment company, a blank check company (i.e., a company that has no specific business) or a company subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), can raise up to $1,000,000 in any 12 month period. Rule 504 does not require investors to purchase the stock with investment intent. Accordingly, provided that a company sells its stock in one or more jurisdictions that permit the sale without requiring investment intent on the part of the investor, the shares can be sold to investors without resale restrictions.

     Consulting services provided by the Company with regard to Rule 504 offerings include educating the client on the availability, benefits and restrictions of raising funds through the sale of stock under Rule 504 and introducing the client to attorneys, accountants and underwriters. The Company also assists the client in finding registered broker dealers to make a market in the client's stock. For its services, the Company may receive cash and/or shares of the client's stock. The Company generally plans to spin-off some or all of the shares transferred from such clients to its shareholders. Spin-offs require registration under the Act (see "Spin-offs" below).

     To date, the Company has provided consulting services to three companies that have attempted to raise funds through Rule 504 offerings: Fleetclean Systems, Inc. ("FSI"), DALUZ, Inc. ("DI") and Southeast Tire Recycling, Inc. ("STR").

     FSI is a manufacturer and distributor of truck washing equipment and chemicals. FSI, with the assistance of Castle Securities Corp., offered up to 150,000 shares of its Common Stock at a price of $5.00 per share on a "best efforts only" basis. 20,000 shares were sold. That offering expired on May 20, 1997; however, FSI is in the process of determining whether to reopen this offering. As of April 30, 1996, FSI had total assets of approximately $608,700, total liabilities of approximately $483,500 and, for the four months then ended, total revenues of approximately $312,000 and a profit of approximately $3,000.

     DI is a start-up marketing company with approximately $225,400 in total assets as of October 31, 1996, that is marketing a self-help package of books, video tapes and audio tapes based upon the book, "Psychic For Life Home Study Program," written by James T. Weiss, DI's President. DI offered up to 150,000 shares of its Common Stock at a price of $5.00 per share on a "best efforts only" basis. The offering closed on April 30, 1997. DI sold 80,000 shares.

     STR is involved in collection and processing of used tires into useful byproducts. STR, in a series of offering under Rule 504 raised in excess of $750,000.

Reverse Acquisitions.
---------------------
     The Company also has been involved in purchasing, selling and brokering "shell" companies for reverse acquisitions. A shell company is a corporation that, for one reason or another, no longer has substantive business operations, but has many shareholders and issued and outstanding shares, many of which shares are free trading or eligible to be free trading under Rule 144 of the Act. In a reverse acquisition, the shareholders of a private corporation with an existing or proposed business, exchange all of the shares of the private company for a significant number (generally between 85% and 95%) of the shell company's shares of stock. In form, the shell company acquires 100% of the stock of the private company but, in substance, the shareholders of the private company have acquired control of the shell company. Reverse acquisitions are attractive to a private company that is seeking a trading market for its securities without having to undergo the time-consuming and costly process of filing a registration statement with the Securities and Exchange Commission (the "Commission") and without having to find an underwriter willing and capable of selling its shares to the public. The trading market enhances the ability of the private company (now a subsidiary of the shell company) to raise funds. Such funds are often raised through Rule 504 offerings (see "Rule 504 Offerings" above).

     Where the Company acquires control of a shell company, it purchases a majority block of stock of the shell company from some or all of the shell company's principal stockholders. The Company then "cleans up" the shell company; it reviews and updates the company's corporate books, revives the company's corporate charter (if voided) and, where necessary, files back tax returns and pays any back taxes. Once the shell company has been cleaned up, the Company seeks private companies for potential reverse acquisitions.

     The Company finds shell companies and private companies seeking to effect reverse acquisitions through the business contacts of its executive officers and from professionals, primarily accountants.

     During the fiscal years ended August 31, 1996 and 1995, and for the nine months ended May 31, 1997, the Company was involved in the following four reverse acquisitions:

     1. In April 1994, the Company was engaged by a foreign business consultant to find, evaluate and perform due diligence on shell companies for reverse acquisitions by the consultant's client companies. The Company located two shell companies, Parkway Capital Corporation and Hiawatha Oil and Gas Corporation (see paragraph numbers 2 and 5 below for information on Hiawatha Oil and Gas Corporation). For its services, the Company received fees of approximately $190,000. From these fees, the Company was required to pay all the expenses, professional and otherwise related to the reverse acquisitions. The Company netted approximately $95,000 from these transactions.

     2. In September 1994, for an aggregate of $30,000, the Company received approximately 6% of the shares of Parkway Capital Corporation, which changed its name to QCS Corporation ("QCS"), acquired by the foreign business consultant. In February 1995, QCS effected a reverse acquisition with QCS Development Company S.A., a company in the business of catalogue computer software. Following the reverse acquisition, the Company owned approximately 2.0% of the outstanding shares of QCS. As of June 30, 1996, QCS, on a consolidated basis, had total assets of approximately $2,607,000 and total liabilities of approximately $1,325,000 and, for the year then ended, QCS had total revenues of approximately $1,039,000 and a net loss of approximately $2,712,000.

     3. In January 1995, the Company acquired approximately 52% of the outstanding shares of Sherman Goelz & Associates, Inc., which changed its name to First Nordic Equity Partners Corp. ("FNEP"), for an aggregate of $32,000. In May 1995, FNEP effected a reverse acquisition with First Nordic Equity Partners Corp., a company in the business of industrial machinery. Following the reverse acquisition, the Company owned approximately 8.0% of the outstanding shares of FNEP. The Company has no current financial information on FNEP.

     4. In August 1995, the Company acquired approximately 51% of the outstanding shares of Major League Enterprises Inc., which changed its name to ARXA International Energy Inc. ("ARXA"), for an aggregate of $19,000. In November 1995, ARXA effected a reverse acquisition with ARXA International Energy Inc., a company in the business of oil and gas exploration. Following the reverse acquisition, the Company owned approximately 5.5% of the outstanding shares of ARXA. As of April 30, 1996, ARXA, on a consolidated basis, had total assets of approximately $881,000 and total liabilities of approximately $262,000 and, for the quarter then ended, ARXA had total revenues of approximately $1,200 and a net loss of approximately $148,000.

     5. In January 1996, the Company acquired approximately 52% of the outstanding shares of Hiawatha Oil and Gas Corporation, which changed its name to Hiawatha Industry Internet Corporation ("HIIC"), for an aggregate of $40,000. In August 1996, HIIC effected a reverse acquisition with Hiawatha Industry
Internet Corporation, a company in the business of merchandising computer software. Following the reverse acquisition, the Company owned approximately 5.0% of the outstanding shares of HIIC. As of June 30, 1996, HIIC, on a consolidated basis, had total assets of approximately $321,000, total liabilities of approximately $701,000 and, for the nine months then ended, HIIC had total revenues of approximately $104,000 and a net loss of approximately $843,000.

Spin-Off Transactions.
----------------------
     One of the potential problems with dealing with shell companies is the inability to be completely certain that there are no undisclosed problems or liabilities that may be inherited by the new shareholders of a private company that acquires control of a shell company in a reverse acquisition. To alleviate this potential problem and still provide a trading market for corporate clients, the Company plans to do spin-off transactions. In a spin-off transaction, one company ("Company A") acquires stock of another company ("Company B"). Company A then distributes shares of Company B to Company A's shareholders. Assuming
Company A has a significant number of shareholders, following a spin-off transaction, Company B will have a significant number of shareholders.

     The Company's spin-off transactions are intended to be structured as follows: For each transaction, the Company will create a new wholly-owned subsidiary ("Subsidiary A"). Pursuant to a reverse acquisition, the private company will become a wholly-owned subsidiary of Subsidiary A. As a result of the reverse acquisition, the former shareholders of the private company will own between 91% and 95% of Subsidiary A's issued and outstanding shares of Common Stock and the Company will own between 5% and 9% of Subsidiary A's issued and outstanding Common Stock. Thereafter, the Company will spin-off approximately 85% of its holding of Subsidiary A's stock to its stockholders, retaining approximately 15% of its holdings of Subsidiary A's stock. In essence, the Company anticipates retaining between approximately 1/2 and 3/4% of the Common Stock of Subsidiary A after the Company makes its distribution to its shareholders.

     Spin-off transactions will require registration under the Act. Accordingly, before the Company can distribute the shares of Subsidiary A to its shareholders, the Company will be required to file a registration statement with the Commission and have the registration statement declared effective by the Commission.

     Before agreeing to conduct a spin-off transaction, the Company will conduct standard due diligence on the private corporation, including a review of the private company's corporate and tax records, material agreements, audited financial statements and background of the private company's executive management. The Company anticipates that it will not conduct spin-off transactions with start-up companies unless they have substantial gross assets, experienced management and a well-developed business plan.

     The Company has two spin-off candidates at present:

1. Southern Security Bank Corp., a commercial bank in Hollywood, Florida, which has obtained approval from the State of Florida and Federal Banking Authorities to become a bank holding company.

2. Phoenix Energy Corp., an oil and gas company located in Texas. The Company is awaiting receipt of certified financial statements.

     As a result of the foregoing activities, especially the proposed spin-off transactions, the Company could be deemed to be an "underwriter" as that term is defined under the Act. Under federal securities laws, other laws and court decisions with respect to underwriters' liabilities and limitations on the indemnification of underwriters, an underwriter is subject to substantial potential liability for misstatements or omissions of material facts in prospectuses and other communications with respect to offerings in which it is deemed to have acted as an underwriter.

Korean Project.
---------------
     The Company, in conjunction with certain others (collectively, "Consultants"), entered into an agreement ("YU Agreement") with YU Corporation pursuant to which Consultants would provide management services related to a proposed construction project in Korea. Consultants were instrumental in introducing YU Corporation to Lehrer McGovern Bovis ("LMB"). YU Corporation, in conjunction with Bovis International, Inc., an affiliate of LMB, has entered into an agreement with the Korean Veterans Association, a Korean corporation, pursuant to which YU Corporation will act as project manager for the "Twenty-First Century United Freedom Bridge," a planned multi-use memorial to the Korean-United States collaboration in resolving the Korean conflict. The memorial, as currently proposed, will include a convention center, a 600 room hotel, a sky tower and memorial, and a multi-purpose stadium.

     Pursuant to the YU Agreement, for this introduction, the Consultants are entitled to receive a consulting fee equal to one half of one percent of the greater of the gross cost of the project or the gross amount of the working charges covering all phases of the project. The Company is entitled to 25% of any fee to be paid to Consultants.

Government Program Consulting
-----------------------------
     The Company also assists clients in obtaining funding and other benefits from federal and state programs. In this regard, the Company has been retained by a power boat company to assist it in obtaining a credit line from the Rhode Island Economic Development Corporation ("RIEDC"). RIEDC provides financing, tax incentives, training grants and other benefits. The Company's fee will be $10,000 and 2% of any credit line established. The Company also has been retained by a hotel resort to assist it in obtaining a loan guarantee from the Rural Economic and Community Development Business and Cooperative Services ("RECDBCS"), a Division of the United States Department of Agriculture. RECDBCS provides business loan guarantees. The Company's fee will be $20,000 and 2% of any loan guarantee obtained for the hotel resort.

Colorado Coal Mine Royalties
----------------------------
     In 1973, the Company purchased a coal mine located in Palisades, Colorado. In 1980, the Company disposed of its interest in the mine to Powderhorn International, Inc. ("Powderhorn"), a professional mine operator, retaining a royalty interest. In September 1994, a dispute with Powderhorn relating to the royalty was resolved. As a result of such settlement, Powderhorn is required to pay the Company royalties totaling $624,044 at the rate of $12,750 per annum, payable on January 1st of each year as a non-production royalty through the year 2043. As of May 31, 1997, the balance of the additional royalties totaled $585,794. In addition, the Company is to receive a royalty ("Production Royalties") of four and one-quarter cents ($.0425) per ton of coal for each ton over 300,000 tons produced per year, which royalty is due and payable in January of each year. During the fiscal years ended August 31, 1996 and 1995, respectively, the Company received Production Royalties of $2,914 and $-0-.

Competition
-----------
     The Company encounters significant competition in all aspects of its business and competes directly with many other mortgage brokers, mortgage companies, banks and investment banking and financial consulting firms, most of which have significantly greater financial and personnel resources than the Company and most of which are more widely known than the Company. Such other companies may offer their clients a more extensive range of financial services, have substantially greater financial resources and may have greater operating efficiency than the Company. In addition, many of the companies with which the Company competes are able to dedicate significant resources to advertising, active solicitation of potential clients and distribution of investment research publications. The Company also competes with a number of small and regional mortgage brokers, mortgage companies, banks and investment firms which may offer a wider range of services than the Company.

Marketing
---------
     Business consulting and mortgage banking revenues and sales activities are generated by the Company's executive officers through personal contacts. The Company conducts no advertising. All its clients come from referrals from former clients, from attorneys and accountants who have been involved in transactions with the Company on behalf of clients or other brokers, and, from time to time, various banks with which the Company does business.

Government Regulations
----------------------
     Mortgage brokers are regulated on a state by state basis. As a mortgage broker in the State of New York, the Company is licensed by the New York State Banking Department. The Company is required to provide specific disclosures and follow specific procedures with regard to all mortgage applicants. The Company is also required to keep and maintain specific records of all mortgage transactions. The Company is subject to periodic examination by the New York State Banking Department to assure compliance with its requirements.

     On residential loans, where the Company is not licensed in a particular state and the loan is effected through a third party lender, the Company would sign a referral co-broker agreement with the borrower. This agreement must be fully disclosed to all parties. Commercial loans do not require licensing.

     Management does not believe that the Company's business and financial consulting activities require the Company to register as a broker-dealer under federal or state securities laws because the Company does not believe that it comes within the definition of either a "broker" or a "dealer" as those terms are defined in the rules and regulations under the Exchange Act. The Company's most significant activities are as a merchant banker, operating in an advisory capacity for acquisitions - particularly reverse acquisitions - and arranging for customers' financing, as opposed to actually raising the money for such customers. The Company does not have a base of investors to whom it presents a customer as a possible investment vehicle; rather, the Company may refer the customer to a broker-dealer or other entity which may decide to raise the money for that customer. For both services - advising on reverse acquisitions and referring customers to capital-raising entities - the Company may receive fees consisting of cash and/or stock. The Company believes that these activities, separately and together, do not rise to the level of being either a broker or a dealer. The Company is not a "broker" because it does not effect securities transactions for the account of others in any manner. The Company is not a "dealer" because the Company's activities consist of acting only as an advisor, and do not consist of buying and selling securities in the traditional sense: any securities received by the Company are received as a fee for services rendered as opposed to being acquired from the issuer.

     If the Company were deemed to be a broker or a dealer it would be subject to extensive regulation under federal and state laws. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets rather than protection of creditors and stockholders of broker-dealers. The Commission is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, such as the National Association of Securities Dealers, Inc. (the "NASD") and national securities exchanges. The NASD most likely would be the Company's primary self-regulatory organization if the Company were deemed to be a broker or a dealer. These self-regulatory organizations adopt rules (which are subject to approval by the Commission) which govern the industry and conduct periodic examinations of member broker-dealers. Broker-dealers are also subject to regulation by state securities commissions in the states in which they are registered. The regulations to which broker-dealers are subject cover all aspects of the securities business, including net capital requirements, sales methods, trading practices among broker-dealers, capital structure of securities firms, record keeping and the conduct of directors, officers and employees. The Commission and the self-regulatory bodies may conduct administrative proceedings which can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. If the Company were deemed to be a broker or dealer by the Commission or any state securities commission, the Company would not be in compliance with requisite federal or state laws and regulations or the regulations of self-regulatory bodies and the Company's business would be materially and adversely affected.

Employees
---------
     As of September 15, 1997, the Company employed seven full-time employees at its office located in Staten Island, New York consisting of five executives and two staff members.

Seasonality
-----------
     The Company's business and revenues are determined by consummation of contemplated transactions and, thus, are not seasonal.

History of the Company
----------------------
     Mega Holding Corp. was incorporated in the State of New York under the name "Serina-Denise Associates, Inc." on March 31, 1970 and changed its name to Mega Holding Corp. in October 1973.

     In November 1981, Real-Med Industries, Inc., a publicly held corporation, acquired all of the Company's issued and outstanding shares in exchange for Real-Med shares and changed its name to Mega Energy Corp. In May 1983, Mega Energy Corp., changed its name to Megatron Holding Corp. ("Megatron"). In February 1987, certain shareholders of Megatron returned 32% of their respective shares of Megatron to Megatron, agreed to a 1-for-20 reverse stock split and, in exchange for such shares, received an equivalent number of the Company's shares, which Company shares represented all of the Company shares held by Megatron.

     In June 1988, Interactive Businesses, Inc., a Delaware corporation ("Interactive") issued a total of 3,615,000 of its authorized but unissued common shares to acquire all of the issued and outstanding shares of the Company. Thereafter, certain shareholders of Interactive donated their
Interactive shares to Interactive's Treasury, and received in exchange therefore, the equivalent number of shares of the Company held by Interactive, representing 100% of Interactive's holdings in the Company.

Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operations

     The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently under the caption "Financial Statements".

Cautionary Statement on Forward-Looking Statements
--------------------------------------------------
     From time to time, the Company makes written statements that may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA") or by the Commission in its rules, regulations and releases. The Company desires to take advantage of the "safe harbor" provisions in the PSLRA for forward-looking statements made from time to time, including, but not limited to, the forward-looking statements relating to the Company contained in this Form 10SB registration statement. The Company cautions readers that any such forward-looking statements made by or on behalf of the Company are based on management's current expectations and beliefs but are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements.

Results of Operations

Nine Months Ended May 31, 1997 Compared to Nine Months Ended May 31, 1996
-------------------------------------------------------------------------
     Revenues for the nine months ended May 31, 1997 decreased $270,311 or 64.0% when compared to the nine months ended May 31, 1996. During the nine months ended May 31, 1997, the Company generated $139,040 (91.6%) of its revenues from business and financial consulting services, $12,750 (8.4%) of its revenues from its mining royalty interest, and $ -0- of its revenues from mortgage brokering activities. During the nine months ended May 31, 1996, the Company generated $398,203 (94.3%) of its revenues from business and consulting services, $15,664 (3.7%) of its revenues from its mining royalty interest, and $8,234 (2.0%) of its revenues from mortgage brokering activities.

     Business and financial consulting services revenues decreased by $259,163 (65.1%) primarily because the Company is concentrating its efforts on spin-off companies rather than acquiring and reselling shell companies. In the early stages of this transition, revenues will decrease before increasing again. Revenues from the Company's mining royalty interest decreased by $2,914 (22.9%) due to a decrease in the extraction of coal in excess of the agreed upon 300,000 tons. The Company, therefore, received an additional royalty of $.0425 per ton in excess of the 300,000 tons during the interim period. Due to the transition, mortgage brokering activity revenues also decreased in the amount of $8,234.

     Cost of sales for the nine months ended May 31, 1997 increased by $1,983 (2.8%) when compared to the nine months ended May 31, 1996. General and administrative expenses however, decreased by $153,485 (57.9%) for the nine months ended May 31, 1997 when compared to the nine months ended May 31, 1996 primarily due to a decrease in commissions of $167,806 (80.9%). This decrease in commissions is directly attributable to the decrease in revenues. Additionally, office expense, payroll & associated costs, professional fees, and taxes increased while travel and entertainment expenses decreased by $10,951 (202.2%); $5,549 (100.0%); $4,725 (370.6%); $9,477 (542.8%); and $9,319 (49.9%),
respectively. While office expenses, payroll & associated costs, and professional fees increased as a result of continuing operations, taxes increased due to penalties incurred on prior year's taxes Is this for the prior year or prior years, in which case it should be prior years'. The decrease in travel and entertainment expenses for the same period were an indirect result of the current business transition taking place.

     As a percentage of sales, cost of sales decreased from 52.8% for the nine months ended May 31, 1997 to 17.6% for the nine months ended May 31, 1996 and general and administrative expenses decreased from 80.3% for the nine months ended May 31, 1997 to 65.2% for the nine months ended May 31, 1996. These percentage decreases are attributable to the Company showing lower revenues for the nine months ended May 31, 1997 as compared to the nine months ended May 31, 1996.

     Marketable securities and restricted securities at May 31, 1997 both increased when compared to May 31, 1996 due to the acquisition and appreciation of various securities during the interim period. Accordingly, the nine months period ended May 31, 1997 had shown an unrealized holding loss whereas the nine month period ended May 31, 1996 had no holding gain or loss. This occurrence was due to the securities acquired after May 31, 1996 appreciating in value by August 31, 1996 but then decreasing in value for the nine months ended May 31, 1997.

     The Company gains interests in other companies by acquiring shares of such companies' stocks. The Company acquires these securities with the intent to resell them within the next twelve months. The Company's marketable securities for the nine months ended May 31, 1997 increased $194,542 from the same period in the prior fiscal year. This increase is attributable to two factors: (1) the Company acquired securities with a market value of $116,488 during the 1997 period; and (2) these securities appreciated in value allowing the Company to show an unrealized holding gain of $78,054 at the end of the 1997 period. Management classifies these marketable securities as trading securities because the Company purchases these securities principally for the purpose of reselling them in the near term. The securities are, therefore, reported on the balance sheet at fair market value with any unrealized holding gains and losses included in current earnings. As a result, for the nine months ended May 31, 1997, the Company's net loss increased $143,014 (167.2%) when compared to the nine months ended May 31, 1996.

Fiscal Year Ended August 31, 1996 Compared to Fiscal Year Ended August 31, 1995
--------------------------------------------------------------------------------
     Revenues for the fiscal year ended August 31, 1996 increased $470,944 or 233.6% when compared to the fiscal year ended August 31, 1995. During the fiscal year ended August 31, 1996, the Company generated $649,944 (96.6%) from business and financial consulting services, $15,664 (2.3%) from its mining royalty interest and $6,909 (1.1%) from mortgage brokering activities. During the fiscal year ended August 31, 1995, the Company generated $174,885 (86.8%) from business and financial consulting services, $12,750 (6.3%) from its mining royalty interest and $13,938 (6.9%) from mortgage brokering activities.

     Business and financial consulting services revenues increased $475,059 (271.6%) due to the Company concentrating its efforts in this area. Mining royalties increased between periods by $2,914 (22.9%) due to the extraction of coal in excess of the agreed upon 300,000 tons. The Company received an additional royalty of $.0425 per ton in excess of the 300,000 tons ($2,914). Mortgage brokering revenues decreased $7,029 (50.4%) due to a lower level of real estate activity by the Company.

     Cost of sales and general and administrative expenses for the fiscal year ended August 31, 1996 increased by $51,011 (129.4%) and $135,396 (58.1%), respectively, when compared to the fiscal year ended August 31, 1995. The increase in the cost of sales is due primarily to the acquisition of additional shell entities for the purpose of reselling them for a profit. General and administrative expenses increased primarily due to an increase in commissions of $116,828 (105%). The increase in commissions is directly proportionate to the increases in business and financial consulting revenues.

     As a percentage of sales, cost of sales decreased from 19.6% in fiscal 1995 to 13.4% in fiscal 1996, general and administrative expenses decreased from 115.6% in fiscal 1995 to 54.8% in fiscal 1996 and commissions expense decreased from 55.2% in fiscal 1995 to 33.9% in fiscal 1996.

     The Company gains interest in other companies by acquiring shares of such companies' stocks. The Company acquires these securities with the intent to sell them within the next twelve months. The Company's marketable securities for the year ended August 31, 1996 increased $218,747 from the prior year. This increase is attributable to two factors: (1) the Company acquired securities for $116,413 during the fiscal year ended August 31, 1996; and (2) these securities appreciated in value allowing the Company to show an unrealized holding gain of $102,334 at the end of the 1996 fiscal year. Management classifies these marketable securities as trading securities because the Company purchases these securities principally for the purpose of selling them in the near term. The securities are therefore reported on the balance sheet at fair market value with any unrealized holding gains and losses included in current earnings.

     As a result of all of the foregoing, the Company realized net income of $243,874 for the fiscal year ended August 31, 1996 compared to a net loss of $70,829 for the fiscal year ended August 31, 1995.

Liquidity and Capital Resources
----------------------------------
     As of May 31, 1997, the Company's current assets exceeded its current liabilities by $75,489; however, only $8,346 of current assets was cash with the remainder being comprised of various receivables.

     Historically, the Company has financed its operations through cash flow from operations. Due to the current operating cash flow, the Company has no need to maintain any external funding sources.

     As of May 31, 1997, the Company had no material commitments for capital expenditures.

     During the nine months ended May 31, 1997, and the fiscal years ended August 31, 1996 and 1995, the value of fees received by the Company in the form of stock was $ -0-, $60,500, and $29,000, respectively, of which $-0-, $10,000, and $10,000, respectively are in stock which contain restrictive legends with regard to transfer. To date, the amounts received in stock are minimal, thus having no material effect on the Company's liquidity and overall financial position. In the future, the Company plans to continue distributing to its shareholders most of the stock that it receives in other entities. If the fees received are more so in the form of stock than cash, and continue to be distributed to the Company's shareholders, the Company's liquidity may be adversely affected. However, management anticipates, but cannot assure, that the cash portion of fees received and the proceeds from the sale of stock not distributed to the Company's shareholders will be sufficient to meet the Company's anticipated cash flow needs. Where the Company receives shares with restrictions on transfer, the Company will be required to hold such shares indefinitely and will only be able to sell such shares if and when the shares are registered or an exemption from registration is available, and if and when a market for such securities develops. Accordingly, such shares will not be able to be used to meet cash flow needs.

     At May 31, 1997 and August 31, 1996, royalties due from Powderhorn International represented 27.3% and 25.6% of the Company's total assets, respectively. Based upon Powderhorn's prior history in payment of like kind transaction, management believes that all royalties will be collected on a timely basis.

Item 3.  Description of Properties

     The Company maintains its principal executive offices at 278A New Dorp Lane, Staten Island, NY in an approximately 1,300 square foot office facility pursuant to a lease originally entered into in January, 1984, and thereafter renewed periodically. The current renewal term expires on January 31, 1999. The annual rental is $8,400 per annum ($700 per month) plus tenant's proportionate share of Real Estate Taxes and escalations for the subject premises in the amount of $602.29 per month for a total annual rental of $15,627.48.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The table on the following page sets forth information as of May 20, 1997, with respect to (1) any person known by the Company to own beneficially more than 5% of the Company's Common Stock; (2) the Company's Common Stock beneficially owned by each officer and director of the Company, and; (3) the total of the Company's Common Stock beneficially owned by the Company's officers and directors as a group.

Name and Address                         Shares
of Beneficial Owner                   Beneficially Owned           Percent
-------------------                   ------------------           -------
Thomas M. Abate                          1,715,489(1)                47.5%
231 Clarke Avenue
Staten Island, NY 10306

James D. Paulsen                           907,084(1)                25.1%
511 East 80th Street
New York, NY 10021

T.G.J. & Associates                        542,084(1)                15.0%
618 74th Street
Brooklyn, New York 11209

Emco Enterprises                           230,000(2)                 6.4%
1388 Paterson Plane Road
Secaucus, NJ 07094

Silvio Codispoti                           126,000                    3.5%
115 Sylvia Street
Staten Island, NY 10312

John Catricola                             140,000                    3.9%
79 Belfast Avenue
Staten Island, NY 10306

Nancy Montanaro                             42,000                    1.2%
88 Rivington Avenue
Staten Island, NY 10314

John M. Seroor                             102,500                    2.8%
11 Emerson Road
Somerset, NJ 08873

All Officers and Directors
As a Group (6 Persons)                   2,490,989(1)                68.9%

     (1) T.G.J. & Associates ("TGJ") is owned and controlled by Messrs. Abate and Paulsen and by Gerald Chabert. All of the shares owned by TGJ have been included in the number of shares listed as owned by Messrs. Abate and Paulsen and by all officers and directors as a group.

     (2) Emco Enterprises is controlled by Greg Marinelli.

Item 5. Directors. Executive Officers, Promoters and Control Persons

Name                            Age                  Position
----                            ---                  --------
Thomas M. Abate                 60                President and a Director

James D. Paulsen                58                Executive Vice President,
                                                    Secretary and a Director

John M. Seroor                  67                Treasurer and Director

Silvio Codispoti                54                Senior Vice President

John Catricola                  52                Vice President

Nancy Montanaro                 24                Assistant Secretary

     THOMAS M. ABATE, has been President and Director of the Company from its inception (March 1970) and has served as Chairman of the Board of Directors of Megatron Holding Corp. (OTC) from 1983 to 1987. He was the Manhattan Area Manager of the U.S. Treasury Department, SB Division from 1974 to 1984. Mr. Abate received a B.S. in Finance from Wagner College.

     JAMES D. PAULSEN, has been Executive Vice President and Director of the Company since 1991, and has been associated with the Company from its inception. He was an officer of AIG Risk Management, Inc. and American Home Assurance Co. from 1977 to 1991. He is a graduate of The City University of New York and The College of Insurance.

     SILVIO CODISPOTI, has been Senior Vice President of the Company since 1992. From, 1961 to 1991, he was a Vice President, Commercial Lending with National Westminster Bank, USA. Mr. Codispoti is a graduate of Bernard M. Baruch College of the City University of New York where he earned an MS in Accounting and BBA in Finance.

     JOHN CATRICOLA, has been Vice President of the Company since 1992. From 1985 to 1992, he was Vice President of Promote Personnel, Inc. He was President of JAC Associates, Inc. from 1982 to 1985 and prior to 1982 he was associated with various brokerage firms. Mr. Catricola is a graduate of The New York Institute of Finance.Should it be indicated that he has left?

     NANCY MONTANARO, has been Administrative Secretary of the Company since 1995. From January 1994 to January 1995, she was an associate for Dean Witter Reynolds on the trading floor of The New York Commodities Exchange.

     JOHN M. SEROOR, has been Treasurer & Director of the Company since its inception. From 1963 to 1968 he was a chemist for the Food and Drug Administration in Cincinnati, Ohio and Brooklyn, New York, and from 1968 to 1994 he was a quality control supervisor for Carter-Wallace, Inc. Mr. Seroor graduated from the University of Connecticut where he earned a BA in Chemistry.

Item 6. Executive Compensation

The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated, to the Chief Executive Officer for such period in all capacities in which he served. No other Executive Officer received total annual salary and bonus in excess of $100,000.

SUMMARY COMPENSATION TABLE


--------------------------------------------------------------------------------

                                                     Long Term Compensation

                              Annual Compensation     Awards          Payouts

 -------------------------------------------------------------------------------
 (a)         (b)     (c)    (d)    (e)    (f)          (g)       (h)    (i)
                                   Other   Restricted                    All
 Name and                          Annual  Stock       Options   LTIP   Other
 Principal   Fiscal  Salary  Bonus Compen- Awards      SARs     Payouts Compen-
 Position    Year     ($)    ($)   sation   ($)         (#)       ($)   sation
----------   -----   ------  ----  ------  -----       -------  ------  -------
Thomas M.     1996    (1)     N/A   N/A      0           0        0       0
Abate         1995    (2)     N/A   N/A      0           0        0       0
              1994    (3)     N/A   N/A      0           0        0       0

(1) Consists of 75,000 shares of QCS Corp. at fair market value $.50 per share; 46,000 shares of ARXA International Energy, Inc. at fair market value $.50 per share; 50,000 shares of Hiawatha Industries, Inc. (Restricted) no market value.

(2) Consists of 20,000 shares of Capital Communications Corp. at fair market value of $.50 per share; 40,000 shares of First Nordic Equity Partners Corp. at fair market value $.10 per share; 30,000 shares of Republic International Corp. at fair market value $.50 per share.

(3) Consists of 55,000 shares of AWEC Resources, Inc. at fair market value $.50 per share; 20,000 shares of Sherman Goelz & Associates at fair market value $.10 per share.

     The amount of securities distributed to Mr. Abate has been, and will continue to be, determined by the Company's Board of Directors.

Item 7. Certain Relationships and Related Transactions

     During the fiscal years ended August 31, 1996 and 1995 and during the six months ended February 28, 1997, there were no transactions, and there are no proposed transactions to which the Company was or is to be a party in which any of its directors, executive officers, principal shareholders identified above under Item 4 or any member of the immediate family of any such person has or is to have direct or indirect material interest.

Item 8. Description of Securities

Common Stock
------------
     The Company is authorized to issue twenty million (20,000,000) Shares of Common Stock, $.01 par value per Share. Each outstanding Share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     At present, the holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to Share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per Share on all matters on which stockholders may vote at all meetings of stockholders.

                        INDEX TO FINANCIAL STATEMENTS




INDEPENDENT AUDITORS' REPORT...........................................F-2

FINANCIAL STATEMENTS:

         Balance Sheet.................................................F-3

         Statement of Earnings.........................................F-4

         Statement of Changes in Stockholders' Equity..................F-5

         Statement of Cash Flows.......................................F-6

         Notes to Financial Statements.........................F-7 to F-12

                 Independent Accountant's Report


To the Board of Directors and Stockholders of Mega Holding Corp.

     We have audited the accompanying balance sheets of Mega Holding Corp. as of August 31, 1996 and 1995, and the related statements of earnings, stockholders' equity, and cash flows for the years ended August 31, 1996, 1995 and 1994. These financial statements are the responsibility of Mega Holding Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Mega Holding Corp. as of August 31, 1996 and 1995, and the results of their operations, stockholders' equity, and their cash flows for the years ended August 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.



McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey


September 25, 1996

MEGA  HOLDING  CORP.
BALANCE  SHEET



                                     ASSETS

                                                   August  31,         May  31,
                                                 1996       1995         1997
                                                    (Audited)        (Unaudited)
                                               ---------  --------    ----------
Current  Assets:
  Cash                                        $   4,682  $  25,768   $   8,346
  Accounts Receivable                            43,500       --        41,028
  Royalties Receivable (Note 2)                     343        317         375
  Notes Receivable (Note 3)                      35,000       --        34,500
                                                 ------     ------      ------
     Total Current Assets                        83,525     26,085      84,249

Property and Equipment
  Office Equipment at cost (Note 1)              51,415     51,048      51,415
       Less: Accumulated Depreciation           (31,360)   (23,513)    (32,556)
                                                --------   --------    --------
       Total Property, Plant, and Equipment      20,055     27,535      18,859
                                                ========   ========    ========

Investments  and  Other  Assets:
  Marketable  Securities (Note  4)              218,747      --        194,542
  Notes  Receivable (Note 3)                    100,000    100,000     100,000
  Restricted Securities at par value (Note 5)    30,000      --         15,000
  Royalties  Receivable (Note 2)                154,868    155,211     154,493
                                                -------    -------     -------
       Total  Investments  &  Other  Assets     503,615    255,211     464,035
                                                -------    -------     -------

Total  Assets                                 $ 607,195  $ 308,831   $ 567,143
                                                =======    =======     =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current  Liabilities:
  Accounts  Payable                           $   6,257  $   9,000   $   3,674
  Officer's  Loan (Note 9)                          --         --        4,500
  Payroll  Taxes  Payable                           --         --          586
     Total  Current  Liabilities                  6,257      9,000       8,760
                                                  -----      -----       -----
Long - Term  Liabilities:
   Deferred  Taxes (Note 8)                      57,233       --        72,168
                                                 ------      -----      ------
     Total  Long - Term  Liabilities             57,233       --        72,168
                                                 ------      -----      ------
Commitments and Contingent Liabilities (Note 7)

Stockholders'  Equity:
  Common  Stock - $.01 par value
     Authorized 20,000,000 shares
     Issued 3,615,000 shares                     36,150     36,150      36,150
  Paid In Capital                               488,616    488,616     488,616
  Retained Earnings                              18,939   (224,935)    (38,551)
                                                -------   ---------    --------
     Total Stockholders' Equity                 543,705    299,831     486,215
                                                -------    -------     -------
Total Liabilities and Stockholders' Equity    $ 607,195  $ 308,831   $ 567,143
                                                =======    =======     =======

                               MEGA HOLDING CORP.
                             STATEMENT OF EARNINGS


                                                                For  the  Nine
                                     For  the  Years             Months Ended
                                     Ended  August  31,             May 31
                                  1996      1995      1994      1997      1996
                                         (Audited)               (Unaudited)
                                ----------------------------  ------------------
Net Sales                       $659,767  $201,573  $344,223  $139,040  $409,351

Cost Of Sales                     90,419    39,408   132,960    73,422    71,439
                                --------  --------  --------  --------  --------
  Gross Profit                   569,348   162,165   211,263    65,618   337,912
                                --------  --------  --------  --------  --------
General  and  Administrative
  Expenses:
  Advertising                        500       552      --          27       297
  Commissions                    228,094   111,266    73,190    39,520   207,326
  Depreciation                     7,847     9,006     4,147     1,196     5,885
  Dues and Subscriptions             275       275       575       --        --
  Executive Compensation          60,500    29,000    29,500       --        --
  Licenses and Application Fees    1,153        74     1,219       504       500
  Miscellaneous                    7,611     8,793       337     3,227     4,854
  Office Expense                   6,722    10,954    11,463    16,368     5,417
  Outside Services                   --        --      1,845       --        --
  Payroll & Associated Costs         --        --         --     5,549      --
  Professional Fees                3,784    24,779     2,910     6,000     1,275
  Rent                            15,765     5,714    15,054    13,022    11,858
  Taxes                            1,746     3,885       440    11,223     1,746
  Telephone and Utilities          7,910     8,872     7,288     5,644     7,288
  Travel and Entertainment        26,483    19,824     2,713     9,373    18,692
                                --------  --------  --------  --------  --------
  Total Operating Expenses       368,390   232,994   150,681   111,653   265,138
                                --------  --------  --------  --------  --------
Earnings/(Loss) Before Gains
  on Marketable Securities,
  Other Income, and Income Taxes 200,958   (70,829)   60,582   (46,035)   72,774

Unrealized Holding Gain/(Loss)
  on Marketable Securities
  (Note 4)                       102,334      --        --     (24,205)      --
                                --------   -------  --------  --------- --------
Other  Income:
  Royalties Income                   317      --        --         343     3,231
  Interest Income                 12,433      --        --      12,407    12,433
                                --------   -------  --------  --------- --------
  Total Other Income              12,750      --        --      12,750    15,664
                                --------   -------  --------  --------- --------
Earnings Before Income Taxes     316,042   (70,829)   60,582   (57,490)   85,524
                                --------  --------- --------  --------- --------
Provision For Income Taxes        72,168      --       7,853       --     24,592
                                --------  --------- --------  --------- --------
Net Earnings                    $243,874  $(70,829) $ 52,729  $(57,490) $ 60,932
                                ========  ========= ========  ========= ========

  Net Earnings/(Loss) Per Share:
  Net Earnings/(Loss)            $  0.07   $ (0.02)   $ 0.01   $ (0.02)   $ 0.02
  Weighted Average Number of
    Common Shares Outstanding  3,615,000 3,615,000 3,615,000 3,615,000 3,615,000

                               MEGA HOLDING CORP.
                            STATEMENT OF CASH FLOWS

                                                                For  the  Nine
                                     For  the  Years             Months Ended
                                     Ended  August  31,             May 31
                                  1996      1995      1994      1997      1996
                                         (Audited)               (Unaudited)
                                ----------------------------  ------------------

Cash Flow from Operating
  Activities:
  Net Income/(Loss)                $243,874 $(70,829) $52,729 $(57,490) $60,932

 Adjustments To Reconcile Net
   Income/(Loss) To Net Cash
   Provided/(Used) In Operating
   Activities:
    Depreciation                     7,847     9,006    4,147    1,196    5,885
    Unrealized Holding Gain
       on marketable securities        --        --    24,205      --       --
    (Increase)/Decrease in
       accounts receivable         (43,500)   64,803    1,832    2,472  (35,889)
    (Increase)/Decrease in roy-
       alties receivable (current)     (26)      --       --       (32)     (26)
    (Increase)/Decrease in roy-
       alties receivable (long-term)   343  (155,528)     --       375      343
    (Increase/(Decrease) in
       accounts payable             (2,743)    9,000      --    (2,583)  (5,784)
    Increase/(Decrease) in
      payroll taxes payable             --       --       --       586      --
    Increase/(Decrease) in
      officer's loan payable            --       --       --     4,500      --
    Increase/(Decrease) in
      deferred taxes                 57,233   (7,853)   7,853   14,935   24,492
                                    -------- --------  ------   ------  --------
    Total  Adjustments              (83,180) (80,572)  13,832   45,654  (10,979)

Net Cash provided/(used)
 by Operating Activities            160,694 (151,401)  66,561  (11,836)  49,953
                                    ------- ---------  ------  --------  -------
Cash Flow from Investing
 Activities:
    (Purchase)/Disposal of
       property, plant & equipment     (367)  66,933  (20,735)      --     (367)
    (Increase)/Decrease in
       marketable securities       (116,413)     814      --        --      --
    (Increase)/Decrease in
       restricted securities        (30,000)     --       --    15,000  (30,000)
                                   ---------  ------  --------  ------  --------
  Net Cash provided/(used)
    by Investing Activities        (146,780)  67,747  (20,735)  15,000  (30,367)
                                   ---------  ------  --------  ------  --------
Cash Flow from Financing
 Activities:
  (Increase)/Decrease in
   notes & dividends receivable     (35,000)     --       --       500  (35,000)
                                    --------  ------  --------  ------  --------

 Net Cash provided/(used) by
  Financing Activities              (35,000)     --        --      500  (35,000)


Net Increase/(Decrease) in Cash     (21,086) (83,654)  45,826    3,664  (15,414)

Cash at the Beginning of the Year    25,768  109,422   63,596    4,682   25,768
                                    -------- ------- --------  ------- ---------
Cash at the End of the Year        $  4,682  $25,768 $109,422  $ 8,346 $ 10,354

                               MEGA HOLDING CORP.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                           Additional                 Total
September 1, 1993                 Common   Paid  In     Retained   Stockholders'
To May 31, 1997                    Stock    Capital     Earnings      Equity
-------------------               ------   ---------    --------    ------------

September 1, 1993               $ 36,150  $ 488,616   $ (206,835)   $ 317,931

Net Earnings 1994                    --         --        52,729       52,729
                                --------  ---------   -----------   ----------

Total Stockholders' Equity
 As Of August 31, 1994            36,150    488,616     (154,106)     370,660

Net Loss 1995                        --         --       (70,829)     (70,829)
                                --------  ---------   -----------   ----------
Total Stockholders' Equity
 As Of August 31, 1995            36,150    488,616     (224,935)     299,831

Net Earnings 1996                    --         --       243,874      243,874
                                --------  ---------   -----------   ----------

Total Stockholders' Equity
 As Of August 31, 1996            36,150    488,616       18,939      543,705

Net Loss for the Nine Months
 Ended May 31, 1997 (Unaudited)      --         --       (57,490)     (57,490)
                                 --------  ---------  -----------   ----------
Total Stockholders' Equity
 As Of May 31, 1997 (Unaudited) $ 36,150  $ 488,616     $(38,551)   $ 486,215
                                ========  =========   ===========   ==========

                               MEGA HOLDING CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
        (Information  as of May 31, 1997 and for the nine  months  ended May 31,
                      1997 and 1996 is unaudited)

Note 1 -  Basis of Presentation and Significant Accounting Policies:

     Mega Holding Corp. (the Company) incorporated as a New York corporation and commenced business on March 31, 1970. The Company offers its services to corporations that are seeking banking and investment banking relationships. The Company charges a fee for these services and at times earns an equity interest in these companies. Fees are also earned from clients that wish to go public and/or raise capital. The Company is licensed and registered with the New York State Banking Department as a mortgage broker whereby it earns fees. In addition, the Company receives royalties from Powderhorn Incorporated (a subsidiary of Peabody Coal Company) located in Palisade, Colorado.

     A) Property and Equipment

     Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the modified accelerated cost recovery system as provided by the tax reform act of 1986 for property acquired after December 31, 1986. The recovery classifications are five years for furniture and fixtures and office equipment.

     Expenditures for maintenance and repairs are charged to expense as incurred whereas major improvements are capitalized.

     B) Marketable Securities

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. This statement considers debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading securities and are carried at fair market value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings. Management determines the appropriate classification of marketable equity and debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

     Note  1 -  Basis  of  Presentation  and  Significant  Accounting  Policies:
(continued)

     C) Revenue Recognition

     The Company recognizes revenues at the point in time when the stock in the shell company is sold.

     D) Cost of Sales

     The cost of sales consist wholly of those expenses accumulated when acquiring the stock of the original company.

     E) Income Taxes

     The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to the assets and liability method of accounting for income taxes. Timing differences exist between book income and tax income which relate primarily to the recognition of income.

     F) Net Earnings/(Loss) Per Common Share

     Net   earnings/(loss)   per  common  share  is  computed  by  dividing  net
earnings/(loss) by the weighted average number of shares of common stock outstanding during the period.


     Note 2 - Royalties Receivable:

     On September 29, 1994, the Company resolved a royalty dispute whereby Powderhorn Incorporated will pay the Company additional royalties with a future value of $624,044. This amount will be payable at $12,750 per annum for non-production royalty and an 8.5% royalty should production resume.

                                             August 31,                May 31,
                                               1996        1995         1997
                                             ---------   --------      -------
Royalties Receivable From Court Settlement:
     Non-interest bearing receivable,
     receivable in annual installments
     of $12,750; due 2043.                   $ 598,544  $ 611,294    $ 585,794

     Less  unamortized  discount  based on
     imputed interest rate of 8%               443,333    455,766      430,926

     Royalties receivable less unamortized
     discount.                                 155,211    155,528      154,868

     Less:  Current  Portion                       343        317          375

     Total Long-Term Royalties Receivable    $ 154,868  $ 155,211    $ 154,493
                                             =========  =========    =========

     Due to the large nature of Powderhorn and its prior history in payment of like kind transactions, management believes all royalties will be collected on a timely basis.


     Note 3 - Notes Receivable:

     In 1993, the Company entered into a loan agreement with AWEC for the sum of $100,000. This loan is non-interest bearing and due in 1998. With this note, the Company has two (2) options. Option one maintains the Company carry the note to maturity and receive face value. Option two gives the Company the right to convert the outstanding note receivable into AWEC common stock at fair market value. This right may be exercised at the Company's option during 1997. At May 31, 1997, the Company has not yet exercised this option.

     In 1996, the Company received notes from Bonsangue and Nocito companies in the amounts of $30,000 and $5,000 respectively. Both notes are non-interest bearing and are considered current. At May 31, 1997, Bonsangue has repaid $10,500.

     In 1997, the Company received a note from the Berkshire Group in the amount of $20,000. This note is non-interest bearing and is payable within the next six months. At May 31, 1997, the Berkshire Group has repaid $10,000.

     Note 4 - Marketable Securities:

     As discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At August 31, 1996, all of the Company's marketable equity securities are classified as trading securities; they were purchased with an intent to resell them within the next year.

     The current marketable securities represents an equity investment in various corporations which the Company considers as trading securities. The securities had an original cost of $116,488; determined by multiplying the number of shares being purchased by the fair market value of those shares (the fair market value used is that amount which is stated on the given brokerage statement). At May 31, 1997, August 31, 1996, and August 31, 1995, the market value of these securities was $194,542, $218,747, and $ 0, respectively. These market values were determined by multiplying the number of shares held by the fair market value of those shares at each balance sheet date. The difference between the cost and fair market value represents an unrealized holding gain and is included in current earnings.

     Note 5 - Restricted Securities:

     The Company owns various securities that are restricted. These restricted securities are carried at par value totaling $15,000. The fair market value of the restricted securities held at the balance sheet date is determined by the cost basis of those securities.


     Note 6 - Executive Compensation:

     As president, Thomas Abate intermittently receives shares of stock of the shell companies as compensation. This non-cash compensation approximates $60,500; $29,000; and $29,500 for the years 1996, 1995, and 1994 respectively.
Although value has been given to these securities, at the August 31, 1996 balance sheet date, these securities were not being traded.

     For the nine months ended May 31, 1997, no additional non-cash compensation has been issued. At the May 31, 1997 balance sheet date, these securities were still not being traded.

     Note 7 - Commitments and Contingent Liabilities:

     The Company is engaged in a three year lease for its office space in the amount of $1,302 per month. This non-cancelable lease begins January 1, 1996 and expires December 31, 1998.

     Future minimum lease payments are summarized as follows:

                             May 31,                            Amount
                                                                ------
                              1998                            $  15,624
                              1999                                9,114
                                    Total                     $  24,738
                                                              =========
Note 8 -  Income Taxes:

     As discussed in Note 1, the Company adopted the provisions of Statement of Financial Standards (SFAS) No. 109 "Accounting for Income Taxes". Implementation of SFAS 109 did not have a material cumulative effect on prior periods nor did it result in a change to the current year's provision.

     A) The effective tax rate for the Company is reconcilable to statutory tax rates as follows:

                                                          August 31,
                                                    1996        1995       1994
                                                      %           %          %
                                                    ----        ----       ----
     U.S. Federal Statutory Tax Rate                  34         34         34

     Valuation allowance for deferred tax
     assets allocated to income tax expense          (11)       (34)       (21)
                                                    -----      -----       ----
     Effective Tax Rat                                23          0         13
                                                    =====      =====       ====

     B) Deferred income taxes are provided for differences between financial statement and income tax reporting. The principal difference is the manner in which income is recognized for financial and income tax reporting purposes.

     Note 9 - Officer's Loan:

     An officer of the Company has loaned the Company $3,000. This loan is non-interest bearing and payable on demand.

                                    PART II

Item 1. Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

     (a) Marketing Information -- There is presently no public trading for the Company's stock; and the Company does not anticipate that there will be any public trading in the near future.

     (b) Holders -- There were approximately 293 holders of record of the Company's Common Stock as of May 19, 1997 inclusive of those brokerage firms and/or clearing houses holding the Company's securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of common stock outstanding as of May 19, 1997 was 3,615,000 shares.

     (c) Dividends -- The Company has not paid or declared any dividends upon its Common Stock since its inception, and does not contemplate or anticipate paying any cash dividends on its common stock in the foreseeable future. However, the Company does plan, in the future, to distribute a portion of the shares that it receives in transactions with clients as dividends to the Company's shareholders (see "Part I, Item 1. Description of Business; Spin-Off Transactions").

Item 2. Legal Proceedings.

     The Company is not presently a party to any material litigation nor is any such litigation pending or threatened.

Item 3. Changes in and Disagreements with Accountants.

     There have been no changes in or disagreements with accountants with respect to accounting and/or financial disclosure.

Item 4. Recent Sales of Unregistered Securities.

     During the fiscal years ended August 31, 1996 and 1995 and during the six months ended February 28, 1997, there were no sales of unregistered securities of the Company.

Item 5. Indemnification of Directors and Officers.

     Section 723 of the New York Business Corporation Law contains various provisions entitling directors, officers, employees or agents of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, as the result of an action or proceeding (whether civil, criminal, administrative or investigative) in which they may be involved by reason of being or having been a director, officer, employee or agent of the Company provided said persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company (and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the conduct complained of was unlawful).

PART III

Items 1&2. Index to Exhibits and Description of Exhibits.

Exhibits

2.a    Certificate of Incorporation*
2.b    Amendments to Certificate of Incorporation*
2.c    By-Laws*
10.a   Powderhorn Dispute Settlement Agreement

------------
*Previously submitted

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, "hereunto duly authorized.

                               MEGA HOLDING CORP.

Dated: October 15, 1997                    By: /s/ Thomas M. Abate
                                             ------------------------
                                                 Thomas M. Abate
                                                 President and Principal
                                                 Executive Officer

                                             By: /s/John M. Seroor
                                             -------------------------
                                                 John M. Seroor
                                                 Treasurer and Principal
                                                 Financial Officer